Coastal Carolina Bancshares, Inc.

2305 N. Oak Street

Myrtle Beach, South Carolina 29577

September 2, 2008

VIA EDGAR

United States Securities and Exchange Commission

Washington, DC  20549

Attn: David S. Lyon

Re:                              Coastal Carolina Bancshares, Inc.

Registration Statement on Form S-1

File Number 333-152331

Ladies and Gentlemen:

With respect to the above-captioned Registration Statement, Coastal Carolina Bancshares, Inc., as the registrant, acknowledges its responsibilities under the Securities Act of 1933, as amended (the “Securities Act”), as they relate to the proposed public offering of the securities being specified in the Registration Statement, and requests, pursuant to Rule 461 of Regulation C promulgated under the Securities Act, that the effectiveness of the above-referenced Registration Statement, as amended, filed with the Securities and Exchange Commission be accelerated so that the Registration Statement will become effective on September 8, 2008, or as soon thereafter as practicable.

In connection with the foregoing request for accelerated effectiveness, the registrant hereby acknowledges that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I would appreciate your communicating to me at (843) 839-1953, confirmation of the declaration of effectiveness of the Registration Statement.

Please do not hesitate to contact me if you have any questions or comments regarding any of the matters described herein or if I may be of further assistance.

Very truly yours,

Coastal Carolina Bancshares, Inc.

By:	/s/ Holly L. Schreiber
Holly L. Schreiber
Chief Financial Officer